25002019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing
MAR 0 3 2025
Washington, DC

SEC FILE NUMBER
8-65337

ANNUAL REPORTS
FORM X-17A-5
PART III

PUBLIC *

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Maxim Group LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Park Avenue, 16th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy G. Murphy	212-895-3863	tgmurphy@maximgrp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLC
(Name – if individual, state last, first, and middle name)

100 Jericho Quadrangle, Ste 342	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

11/02/05	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Maxim Group LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EDWARD L. ROSE
NOTARY PUBLIC, STATE OF NEW YORK
NO. 02R05001838
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES SEP 14, 2026

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MAXIM GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2024

CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

100 Jericho Quadrangle, Suite 342
Jericho, NY 11753
T 516.931.3100 F 516.931.0034
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Maxim Group LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Maxim Group LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Maxim Group LLC's management. Our responsibility is to express an opinion on Maxim Group LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Maxim Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Maxim Group LLC's auditor since 2002.
Jericho, New York
February 27, 2025

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash and cash equivalents		$ 46,409,712
Deposit with clearing brokers		605,484
Receivables from broker-dealers and clearing organizations		8,674,484
Securities owned, at fair value		5,415,479
Employee forgivable loans		148,891
Prepaid expenses		382,184
Goodwill		2,946,806
Right-of-use assets - operating leases		10,340,301
Security deposits and other assets		433,832
Property and equipment	$ 633,722	
Less accumulated depreciation	(560,566)	
Total property and equipment		73,156
Total assets		$ 75,430,329

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at fair value	$ 5,599,744
Accounts payable, accrued expenses, and other liabilities	24,504,339
Lease liabilities - operating leases	11,808,345
Total liabilities	41,912,428
Members' equity	33,517,901
Total liabilities and members' equity	$ 75,430,329

The accompanying notes are an integral
part of these financial statements.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions on a fully disclosed basis through a clearing broker.

The Company is a New York Limited Liability Company and was owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. through February 29, 2024. Effective March 1, 2024, the Company ownership's changed to 97% by Maxim Partners LLC and 3% by NXTCO Holdings LLC. The Company has eighteen non-equity members, as discussed in Note 9. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING
The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

RECEIVABLES
Receivables from clearing organizations are recorded based on trade-date, while other receivables are recorded when earned and when the amount is reasonably determinable.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

ALLOWANCE FOR CREDIT LOSSES

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326") impacts the impairment model for certain financial instruments by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the client).

For financial assets measured at amortized cost (e.g. receivables from broker-dealers and clearing organizations), the Company has evaluated the expected credit loss based on the nature and contractual life or expected life of the financial assets, credit quality of the counterparty and immaterial historic and expected losses. The Company concluded that there are de-minimis expected credit losses and did not record a reserve for the receivables from broker-dealer and clearing organizations. The Company continually monitors these estimates over the life of the receivable.

SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value as more fully disclosed in Note 5.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated using the straight line method over their estimated useful lives which are 5-7 years for furniture and equipment and the shorter of the lease term or the estimated useful life for leasehold improvements. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

GOODWILL

The Company follows the provisions of ASC 350 – *Goodwill*. Pursuant to the provisions of this standard, management performs a qualitative assessment of goodwill impairment to assess the need to perform the traditional quantitative impairment test as previously required by U.S. GAAP.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

GOODWILL – (Continued)
Management first considers qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying value. If, based on facts and circumstances, management determines that it is more likely than not that the fair value of the reporting unit is less than its fair value, then management performs a quantitative impairment assessment. The quantitative assessment requires management to compare the fair value of the reporting unit to which goodwill relates to that unit's carrying value. If the fair value exceeds its carrying value, then no impairment is recorded. If the fair value is below the carrying value, then an impairment loss is recorded for the excess of the carrying value over the implied fair value of goodwill. However, if management determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, then goodwill is not deemed impaired and management is not required to perform the quantitative impairment test.

Management has evaluated all significant facts and circumstances existing as of the date of the financial statements and has determined that it is not more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying amount, and, accordingly, no impairment has been recorded.

INCOME TAXES
The Company was formed under the laws of New York as a Limited Liability Company. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states.

U.S. GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES – (Continued)
The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes that the Company's Federal, New York State, New York City, Massachusetts, Florida, Minnesota, Illinois, North Carolina, Connecticut, Rhode Island, Delaware, and Pennsylvania income tax returns prior to 2021, and the Company's California and New Jersey income tax returns prior to 2020, are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist, which could expand the open period. The Company began filing tax returns in Maryland for the 2021 tax year and those returns are subject to examination as of December 31, 2024.

SUBSEQUENT EVENTS
The Company has evaluated events and transactions that occurred through February 27, 2025, which is the date the financial statements were issued, for possible disclosure and recognition in the financial statements.

NOTE 3: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to certain registered representatives. Pursuant to their employment agreements, the Company forgives a portion of these advances as these individuals earn commissions, each month over the duration of employment, and records the amounts forgiven as compensation. If the registered representatives prematurely terminate their employment with the Company, the remaining unforgiven balance becomes immediately payable to the Company. These agreements are in writing and are signed by the individuals and the Company prior to the advance being made. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest. At December 31, 2024, employee forgivable loans amounted to $148,891.

NOTE 4: RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2024, consist of the following:

Receivable from clearing organizations	$ 8,184,769
Fees and commissions receivable	489,715
Total	$ 8,674,484

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 5: FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. The Company relies on the valuation control processes of its clearing broker to validate the fair value of the company's financial instruments measured at fair value, including any that may be derived from pricing models. It is management's belief that the valuation methods used by the clearing broker are appropriate and consistent with other market participants, however, the use of different methodologies or assumptions to determine the fair value of certain financial instructions could result in a different fair value measurement at the reporting date.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 5: FAIR VALUE - (Continued)

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specified measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Corporate stocks: Valued at the closing price reported in the active market in which the individual securities are traded.

Corporate bonds debentures, and notes: Valued primarily using prices derived from the markets in which the securities are traded, where the markets are not active. Others may be valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024.

ASSETS

	Level 1	Level 2	Level 3	Total
Securities owned:				
Corporate bonds, debentures, and notes	$ -	$3,339,959	$ -	$3,339,959
Corporate stocks	2,075,520	-	-	2,075,520
Totals	$2,075,520	$3,339,959	$ -	$5,415,479

LIABILITIES

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
Corporate bonds, debentures, and notes	$ -	$3,369,481	$ -	$3,369,481
Corporate stocks	2,230,263	-	-	2,230,263
Totals	$2,230,263	$3,369,481	$ -	$5,599,744

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 6: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital equal to the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2024, the Company's net capital of $28,499,707, calculated pursuant to Rule 15c3-1, was in excess of its minimum required net capital by $27,499,707. In addition, the Company's tentative net capital before haircuts on securities at December 31, 2024 was $29,266,368.

NOTE 7: LEASES

The Company has adopted the provisions of ASC 842, *Leases* during 2019 and has applied the lease guidance to the leases noted below using a discount rate of 5%. The Company uses its incremental borrowing rate because the rate implicit in the leases cannot be readily determined. The Company's leases are classified as operating leases. In determining the right of use asset and related lease liability, the Company has not included any renewal options. Additionally, there are no residual value guarantees that the Company is subject to, and the leases do not provide any restrictions or covenants.

In applying the provisions of ASC 842, the Company has elected to exclude any leases with an original term of 12 months or less, or which had less than 12 months remaining on the lease term at the beginning of the year.

The following is a summary of lease-related assets and liabilities as of December 31, 2024:

Assets:	
Operating lease right-of-use assets	$ 10,340,301
Liabilities:	
Operating lease right-of use liabilities	$ 11,808,345

MIAMI BEACH, FLORIDA OFFICE
The Company leases an office in Miami Beach, Florida from GO 555 Washington Owner LLC pursuant to an agreement which terminates on March 31, 2030.

FORT LAUDERDALE, FLORIDA OFFICE
The Company leases an office in Fort Lauderdale, Florida from 1 East Broward Owner, LLC pursuant to an agreement which terminates on July 31, 2028.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 7: LEASES – (Continued)

RED BANK, NEW JERSEY OFFICE
The Company leased an office in Red Bank, New Jersey from Wikoff Associates pursuant to an agreement, which terminated on June 30, 2024.

The Company signed a lease agreement effective July 1, 2024 for new office space with 64-68 White Street, Ltd, which terminates June 30, 2031.

WOODBURY, NEW YORK OFFICE
The Company leases office space in Woodbury, New York from ARJI Woodbury LLC pursuant to an agreement which terminates on November 30, 2027.

NEW YORK CITY, NEW YORK OFFICE
The Company subleased office space in New York City, New York from Entrust Global LLC pursuant to an agreement which terminated on February 28, 2024.

Effective March 1, 2024, the Company began leasing the same office space from 300 Park Avenue, Inc., pursuant to an agreement which terminates on June 30, 2033.

EQUIPMENT LEASES
The Company leases equipment and software under various agreements which expire at various dates through August 2027.

The future undiscounted minimum lease payments, as reconciled to the discounted minimum lease obligations indicated on the Company's statement of financial condition, under operating lease obligations as of December 31, 2024 were as follows:

Years Ended December 31,	Amounts
2025	$ 2,440,613
2026	2,302,843
2027	1,842,939
2028	1,078,576
2029	1,643,789
Thereafter	4,854,050
	14,162,810
Less: effects of discounting	2,354,465
Lease liability recognized	$11,808,345

As of December 31, 2024, the right of use asset was $10,340,301 and the lease liability was $11,808,345.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 8: RELATED PARTY TRANSACTIONS

MJR HOLDINGS LLC
The Company pays management fees to MJR Holdings LLC, a related entity, for various services provided to the Company pursuant to a written agreement between the parties.

MJR HOLDINGS, INC.
The Company paid management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company pursuant to a written agreement between the parties, which was terminated effective February 29, 2024.

NXTCO HOLDINGS LLC
The Company pays management fees to NXTCO Holdings LLC, a related entity, for various services provided to the Company pursuant to a written agreement between the parties, which became effective March 1, 2024.

MAXIM FINANCIAL ADVISORS LLC
The Company has a fee payment agreement with Maxim Financial Advisors LLC, a related entity through common ownership. Maxim Financial Advisors LLC is obligated to pay the Company a fee equal to eighty percent of the fees generated by the investment advisory representatives of Maxim Financial Advisors LLC, who are also registered representatives of the Company.

NOTE 9: 401(K) RETIREMENT PLAN

The Company maintains a 401(k) retirement plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company and a discretionary profit sharing contribution.

NOTE 10: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

Maxim Group LLC is involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, Maxim accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. There are currently no legal matters that are both probable and reasonable estimable as of December 31, 2024.

MAXIM GROUP LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2024

NOTE 11: RISKS AND UNCERTAINTIES

Substantially all of the Company's cash and securities positions are held by a custodian broker. The Company has not sustained losses on its cash positions held with its custodian broker and believes its risk is further mitigated by the fact that the broker is highly capitalized and is also a member of major security exchanges.

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Company has not experienced any losses related to these balances. All accounts are subject to federal insurance limits of $250,000 per depositor at each financial institution. Total cash on deposit exceeded federally insured limits by $45,397,122 at December 31, 2024.

NOTE 12: SEGMENT REPORTING

The Company follows FASB ASC 280, *Segment Reporting*. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.